UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 RCN Corporation
                                (Name of Company)

                                  Common Stock
                                 $1.00 Par Value
                        (Title of Classes of Securities)

                                    74936101
                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                              Broomfield, CO 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 9, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D


CUSIP No.  74936101
    1      NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a)  [ ]
                                                                                                                           (b)  |X|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

                OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


                N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7     SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                            26,640,970 Common Stock

                                                 8     SHARED VOTING POWER (See Item 5)

                                                            0

                                                 9     SOLE DISPOSITIVE POWER (See Item 5)

                                                            26,640,970 Common Stock

                                                10     SHARED DISPOSITIVE POWER (See Item 5)

                                                            0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,640,970 Common Stock

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.43% of Common Stock

   14      TYPE OF REPORTING PERSON

                CO

Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of RCN Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 105 Carnegie Center, Princeton, New Jersey 08540-6215.

Item 2.  Identity and Background.

     This statement is filed on behalf of Level 3 Delaware Holdings, Inc., a Delaware corporation ("LTDH"). LTDH is a subsidiary of Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings, Inc.

     Level 3 Communications, Inc. ("LTC") indirectly owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of the common stock of LTTH.

     LTDH was formed to hold the interest in the Company previously held by its parent, LTTH. The address of the principal executive offices and principal business of LTDH is 1025 Eldorado Blvd., Broomfield, CO 80021. Information as to each executive officer and director of LTDH is set forth in Schedule A attached hereto, which is incorporated herein by reference.

     LTC is a holding company that engages in the information services, communications, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 1025 Eldorado Blvd., Broomfield, CO 80021. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger).

     LTC is the ultimate parent of LTDH. Together they are referred to as the "Level 3 Companies." Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

     During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer from LTTH to LTDH of all the shares of Common Stock LTTH owned (26,640,970 shares) plus all the shares of capital stock of Commonwealth Telephone Enterprises, Inc. LTTH owned (9,639,326 shares of common stock and 1,017,061 shares of Class B common stock) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of LTDH.

Item 4.  Purpose of Transaction.

     The transaction was effected to complete a minor corporate reorganization among lower tier subsidiaries of LTC.

     LTDH intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, LTDH may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to LTDH's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by LTDH or its affiliates of additional Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of LTDH's interest in the Company in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth herein, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq Stock Market; (ix) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerate above. Notwithstanding the foregoing, the Level 3 Companies reserve the right to effect any of such action as they may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Company.

(a)  and  (b)  LTDH  owns  26,640,970  shares  of  Common  Stock,   representing
approximately 30.43% of the outstanding Common Stock.

        LTDH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their indirect ownership of LTDH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

        David C. McCourt is the beneficial owner of 2,767,181 shares of Common Stock representing approximately 3.1% of the shares of the outstanding Common Stock.[1,2] Mr. McCourt has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

        James Q. Crowe is the beneficial owner of 16,762 shares of Common Stock representing less than .1% of the outstanding Common Stock.[3] Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

        Richard R. Jaros is the beneficial owner of 130,692 shares of Common Stock representing approximately .15% of the outstanding Common Stock.[3] Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

        Walter Scott, Jr. is the beneficial owner of 1,016,762 shares of Common Stock representing approximately 1.16% of the outstanding
Common Stock.[3] Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

        Michael B. Yanney is the beneficial owner of 25,218 shares of Common Stock representing less than .1% of the outstanding Common
Stock.[3] Mr. Yanney has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

(1) Includes 149,571 shares which are Share Units under the Company's Executive Stock Purchase Plan ("ESPP"). The Company has established a grantor trust to hold Common Stock corresponding to the number of Share Units credited to participants' accounts in the ESPP. Participants do not have the right to vote Share Units, provided that the Company may, but is not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching account.

(2) Includes options to purchase 1,737,500 shares of Common Stock exercisable within 60 days after March 23, 2001. Does not include 400,000 outperform stock options exercisable within 60 days after March 23, 2001. None of these options has been exercised.

(3) Includes options to purchase 12,000 shares of Common Stock exercisable within 60 days after March 23, 2001. None of these options has been exercised.

     All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on March 23, 2001.

     Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer from LTTH to LTDH of all the shares of Common Stock LTTH owned (26,640,970 shares) plus all the shares of capital stock of Commonwealth Telephone Enterprises, Inc. LTTH owned (9,639,326 shares of common stock and 1,017,061 shares of Class B common stock) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of LDTH.

     On February 21, 2001, Mr. McCourt was issued 238,806 shares of restricted stock by the Company in lieu of a cash bonus. The restricted stock will vest in increments of one-third over the next three years.

     Except as described above, no transactions in the Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Except as described herein, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 19, 2001



                                                 LEVEL 3 DELAWARE HOLDINGS, INC.
                                                 By:       /s/ Neil Eckstein
                                                     Name:   Neil Eckstein
                                                     Title:  Vice President

                                                                      SCHEDULE A


       DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 DELAWARE HOLDINGS, INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers (in alphabetical order) of Level 3 Delaware Holdings, Inc. are set forth below.

                                                                                       Principal Occupation or
    Name and Office Held            Business Address            Citizenship                  Employment

Kevin F. Bostick               1025 Eldorado Blvd.                  USA           Senior Vice President and
Treasurer, Vice President      Broomfield, CO 80021                               Treasurer, Level 3
                                                                                  Communications, Inc.

R. Douglas Bradbury            1025 Eldorado Blvd.                  USA           Vice Chairman, Level 3
President                      Broomfield, CO 80021                               Communications, Inc.

Sureel A. Choksi               1025 Eldorado Blvd.                  USA           Group Vice President and Chief
Group Vice President           Broomfield, CO 80021                               Financial Officer, Level 3
                                                                                  Communications, Inc.

Neil J. Eckstein               1025 Eldorado Blvd.                  USA           Vice President, Assistant
Vice President, Assistant      Broomfield, CO 80021                               General Counsel and Assistant
Secretary, Director                                                               Secretary, Level 3
                                                                                  Communications, Inc.

Brian R. Hedlund               1025 Eldorado Blvd.                  USA           Director of Tax, Level 3
Assistant Secretary            Broomfield, CO 80021                               Communications, Inc.

Eric J. Mortensen              1025 Eldorado Blvd.                  USA           Vice President and Controller,
Controller, Vice President     Broomfield, CO 80021                               Level 3 Communications, Inc.

Andrew E. Ottinger, Jr.        1025 Eldorado Blvd.                  USA           Vice President, Level 3
Vice President, Director       Broomfield, CO 80021                               Communications, Inc.

Thomas C. Stortz               1025 Eldorado Blvd.                  USA           Group Vice President, General
Group Vice President,          Broomfield, CO 80021                               Counsel and Secretary, Level 3
Secretary, Director                                                               Communications, Inc.


                                                                      SCHEDULE B

         DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications, Inc. are set forth below.

                                                                                       Principal Occupation or
       Name and Office Held             Business Address          Citizenship                 Employment

Walter Scott, Jr.                    1025 Eldorado Blvd.              USA          Director, Peter Kiewit Sons'
Chairman of the Board, Director      Broomfield, CO 80021                          Inc.

James Q. Crowe                       1025 Eldorado Blvd.              USA          President, Chief Executive
President, Chief Executive           Broomfield, CO 80021                          Officer, Level 3
Officer, Director                                                                  Communications, Inc.

Kevin J. O'Hara                      1025 Eldorado Blvd.              USA          President, Chief Operating
President, Chief Operating           Broomfield, CO 80021                          Officer, Level 3
Officer, Director                                                                  Communications, Inc.

R. Douglas Bradbury                  1025 Eldorado Blvd.              USA          R. Douglas Bradbury
Vice Chairman of the Board,          Broomfield, CO 80021                          Executive Vice President, Level
Executive Vice President, Director                                                 3 Communications, Inc.

Charles C. ("Buddy") Miller, III     1025 Eldorado Blvd.              USA          Vice Chairman,  Level 3
Vice Chairman, Director              Broomfield, CO 80021                          Communications, Inc.

Sureel Choksi                        1025 Eldorado Blvd.              USA          Chief Financial Officer, Level
Chief Financial Officer,  Group      Broomfield, CO 80021                          3 Communications, Inc.
Vice President

Thomas C. Stortz                     1025 Eldorado Blvd.              USA          Group Vice President, General
General Counsel, Secretary, and      Broomfield, CO 80021                          Counsel, Secretary, Level 3
Group Vice President                                                               Communications, Inc.

John F. Waters, Jr.                  1025 Eldorado Blvd.              USA          Group Vice President, Level 3
Group Vice President                 Broomfield, CO 80021                          Communications, Inc.

Eric Mortensen                       1025 Eldorado Blvd.              USA          Controller, Level 3
Controller, Vice President           Broomfield, CO 80021                          Communications, Inc.

Mogens C. Bay                        1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, Valmont Industries,
                                                                                   Inc.
William L. Grewcock                  1025 Eldorado Blvd.              USA          Director, Peter Kiewit Sons'
Director                             Broomfield, CO 80021                          Inc.

Richard R. Jaros                     1025 Eldorado Blvd.              USA          Former President, Kiewit
Director                             Broomfield, CO 80021                          Diversified Group Inc.

Robert E. Julian                     1025 Eldorado Blvd.              USA          Former Chairman, PKS
Director                             Broomfield, CO 80021                          Information Services Inc.

David C. McCourt                     105 Carnegie Center              USA          Chairman, Chief Executive
Director                             Princeton, NJ 08540                           Officer, RCN Corporation

Kenneth E. Stinson                   1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, Peter Kiewit Sons' Inc.

Colin V.K. Williams                   66 Prescot Street               UK            Executive Vice President,
Executive Vice President,            London, UK E1 8HG                             Level 3 Communications, Inc.
Director

Michael B. Yanney                    1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, America First
                                                                                   Companies, L.L.C.